

September 7, 2022

Eyal Shamir
Chief Executive Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

      Re: IceCure Medical Ltd.
          Registration Statement on Form F-3
          Filed September 2, 2022
          File No. 333-267272

Dear Mr. Shamir:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Eric Victorson, Esq.